DAYBREAK OIL AND GAS, INC. 1414 S. FRIENDSWOOD DRIVE, SUITE 212 FRIENDSWOOD, TX 77546 OFFICE: (281) 996-4176

April 27, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Robert Babula

Staff Accountant

Re: Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year ended February 28, 2022 Filed June 15, 2022

Form 10-Q for the Fiscal Quarter ended August 31, 2022 Filed October 28, 2022

File No. 000-50107

Dear Mr. Babula:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2023 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year ended February 28, 2022 Properties

Reserves, page 23

1.	We have read your response to prior comment 2 and note that as a result of receiving a commitment for funding from a third party in May of 2022, you plan to begin drilling your proved undeveloped locations in mid-2023.

However, the reasons that you identify for disclosing the 273,265 barrels of proved undeveloped reserves that have remained undeveloped for a period greater than five years from initial disclosure (e.g. economic and financial limitations, such as depressed crude oil and natural gas prices, and the resulting lack of capital for drilling these reserves in periods prior to February 28, 2022), do not include circumstances that would justify the continued disclosure of the reserves, where the period required for conversion of the undeveloped reserves to developed reserves is longer than five years.

 We note that you have made similar representations in each of your annual reports on Form 10-K for the last five fiscal years (from February 28, 2018 through February 28, 2022) stating “Under our current drilling plans, we intend to convert all... [of the net quantities identified] or 100.0% of the proved undeveloped reserves disclosed... [as of the end of each fiscal year] into proved developed reserves within the next five years.”

However, for each of the last five fiscal years, it appears that you have not progressed the development of any of the proved undeveloped reserves disclosed at the prior fiscal year- end and have not subsequently removed as of the current fiscal year-end those net quantities not converted within five years of initial disclosure.

We believe that you will need to revise your estimates of proved reserves as of February 28, 2022 to remove the 273,265 barrels of proved undeveloped reserves and any additional proved undeveloped reserves for individual locations in the development plan adopted for the fiscal year ended February 28, 2022 that are currently scheduled to be drilled, completed and converted to developed status on a date that is more than five years from initial disclosure in an annual filing made with the SEC.

Please submit the revisions that you propose to address the concerns outlined above. You may refer to the following guidance if you require further clarification regarding the requirements for reporting proved undeveloped reserves.

•	Rule 4-10(a)(26) of Regulation S-X regarding the requirement to have obtained the financing needed to implement the project or having established a reasonable expectation that such financing will exist, as of the date the reserves are initially disclosed and at each subsequent disclosure date.

•	Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs) regarding the requirement to have adopted a development plan indicting the undeveloped reserves are scheduled to be drilled within five years of initial disclosure as proved reserves.

•	The answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) that describe the factors a company should consider in determining whether or not the specific circumstances justify a period longer than five years to begin development of its reserves.

Response:

We have reviewed the guidance provided under Rule 4-10(a)(26) regarding the requirement to have obtained the financing needed to implement the project or having established a reasonable expectation that such financing will exist; Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) regarding the requirement to have adopted a development plan indicating the undeveloped reserves to be drilled within five years of initial disclosure; and the answer to Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) that describe the factors a company should consider in determining whether or not there exist specific circumstances to justify a period longer than five years to begin development of its reserves.

We agree with the staff’s belief that we will need to revise our disclosure of estimates of proved reserves as of February 28, 2022. We will be removing the estimated 273,265 barrels of proved undeveloped reserves that have remained undeveloped for a period greater than five years as presented in the original 10-K filing for the fiscal year ended February 28, 2022 from our disclosure.

Additionally, we will be removing an additional 78,723 barrels of estimated proved undeveloped reserves for individual locations in the development plan for the fiscal year ended February 28, 2022 that were currently scheduled to be drilled, completed and converted to developed status on a date that is now more than five years from the initial disclosure in an annual filing made with the SEC.

The total proved undeveloped reserves presented in our original 10-K filing as of February 28, 2022 was 399,311 barrels. After revising our disclosure of proved undeveloped reserves as of February 28, 2022 to remove the above mentioned 273,265 barrels and the 78,723 barrels; the revised amount of proved undeveloped reserves will be 47,323 barrels, as shown on our revised reserve report identified as EXHIBIT A with this response letter.

2.	Please provide us with your development schedule incorporating the revisions necessary to remove the reserves identified in the comment above relating to your proved undeveloped reserves as of February 28, 2022, including details that show for each future annual period, (i) the individual locations to be drilled, (ii) the associated net quantities of reserves, (iii) the initial dates these reserves were disclosed in a filing with the SEC, (iv) the estimated capital expenditures necessary to convert such reserves to developed reserves, and (v) any changes made or expected to be made in the schedule that would deviate from the definition in Rule 4-10(a)(31)(ii) of Regulation S-X.

Response:

The development schedule below incorporates the revisions necessary to remove reserves identified in comment one above, relating to our proved undeveloped reserves as of February 28, 2022. The development schedule includes details that show for each annual period, (1) the individual locations to be drilled, (ii) the associated net quantities of reserves, (iii) the initial dates these reserves were disclosed in a filing with the SEC, (iv) the estimated capital expenditure necessary to convert such reserves to developed reserves, and (v) any changes made or expected to be made in the schedule that would deviate from the definition in Rule 4-10(a)(31)ii) of Regulation S-X.

Year and Location	Net Reserves	Disclosure Year	D&C Cost	Deviation Reserves	Remaining Reserves

FYE 2/29/24
Reservoir 4
Location 11	15,846	2/28/2019	$144,375	None	15,846

FYE 2/28/25
Reservoir 1
Location 4	15,261	2/28/2022	144,375	None	15,261

Reservoir 4
Location 12	16,216	2/28/2022	$144,375	None	16,216

Totals	47,323				47,323

3.	Tell us the amount of third party financing received in May 2022 that has been specifically allocated to drilling the proved undeveloped reserves that you disclosed as of February 28, 2022. Also tell us the amounts of expenditures that are scheduled to be incurred during fiscal 2023, and during each subsequent fiscal year in order to fully develop your proved undeveloped reserves; and clarify whether these funds are part of a formally adopted budget plan and schedule covering your 2023 fiscal year.

Response:

The amount of third party financing received in May 2022 that had been specifically allocated to drilling proved undeveloped reserves that remain after revisions from the proved undeveloped reserves that were disclosed as of February 28, 2022 was $150,000.

The amount of expenditures that were scheduled to be incurred after the elimination of the proved undeveloped reserves in comment one, during the fiscal year ended February 28, 2023 from the revised proved undeveloped schedule was $-0-. The amount of expenditures that are scheduled to be incurred after the elimination of the proved undeveloped reserves in comment one, during the fiscal year ended February 29, 2024 is $150,000. The amount of expenditures that are scheduled to be incurred after the elimination of the proved undeveloped reserves in comment one, during the fiscal year ended February 28, 2025 is $300,000.

In the East Slopes project, which comprised all of our proved undeveloped reserves as of February 28, 2022, we are not the majority working interest partner. Our proposed company drilling schedules are subject to change pending the approval of the majority working interest partners. Our proposed drilling schedule for the fiscal year ended February 28, 2023 was changed, when it was not approved by the majority working interest partners. This resulted in no drilling taking place during the year ended February 28, 2023. Future scheduled drilling plans are still subject to change or revision pending approval of the majority working interest partners.

The amount of expenditures that were scheduled to be incurred during the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025 were not part of a formally adopted budget plan and schedule because they had not been approved by the majority working interest partners and are still subject to change.

4.	If the third party financing received in May 2022 is insufficient to cover all of the annual development costs in your development schedule as of February 28, 2022, provide us with a schedule identifying the extent of any deficiency for each subsequent period. Also provide us with an analysis and documentation identifying the specific sources of additional funds that you expect to obtain for each annual period in which a shortfall in financing will otherwise occur; it should be clear how you have formulated a reasonable expectation that all financing will be obtained prior to the scheduled development.

Response:

The third party financing received in May 2022 for development costs was not sufficient to cover all of the annual development costs in our development schedule before the removal of the proved undeveloped reserves in comment one for the fiscal years ended February 28, 2022 and 2023. The third party funding received was intended to cover the drilling and completion costs of the first well, with additional funds forthcoming through verbal commitments depending on the success of the first development well.

With the revision of the reported proved undeveloped reserves and the associated development schedule, we do not currently have sufficient funds to meet the needs of the revised development schedule for the fiscal year ended February 28, 2025. The amount of the shortfall is approximately $300,000. We are currently in discussions with possible funding sources to cover this shortfall in development funds, however there are no documented written commitments on future funding.

Financial Statements

Note 17 - Supplemental Information for Crude Oil Producing Activities (Unaudited), page 73

5.	We understand from your response to prior comment 4 that you would prefer to limit compliance with FASB ASC 932-235-50-5 to future disclosures, rather than correct disclosures in your annual report for the fiscal year ended February 28, 2022.

To facilitate our understanding of your proposed changes, provide us with an illustration of your revised reconciliation of the changes in total proved reserves and proved undeveloped reserves as would appear in your most recently filed annual report.

Response:

To facilitate the Staff’s understanding of the proposed changes we would make in the disclosure found in Note 17 – Supplemental Information for Crude Oil Producing Activities, we are providing the Staff with a draft illustration of the proposed changes in total proved and proved undeveloped reserves as shown below:

As of February 28, 2022, our total reserves were comprised of our working interest in East Slopes Project located in Kern County, California.

Our proved reserves are summarized in the table below:

	Oil (Barrels)	Natural Gas (Mcf)	BOE (Barrels)
Proved reserves:
February 29, 2020	495,977	—	495,977
Revisions(1)	(50,784)	—	(50,784)
Discoveries and extensions	—	—	—
Production	(10,970)	—	(10,970)
February 28, 2021	434,223	—	434,223
Revisions(2)	(259,443)	—	(259,443)
Discoveries and extensions	—	—	—
Production	(9,613)	—	(9,613)
February 28, 2022	165,167	—	165,167

(1)	The revisions of previous estimates resulted from a decrease in the estimated economic life of the reservoirs due to lower realized crude oil prices in the energy markets.

(2)	The downward revision of previous estimates resulted from 351,988 barrels of proved undeveloped reserves being removed as proved undeveloped reserves since they had remained undeveloped for a period greater than five years from initial disclosure, offset by an increase of proved developed and undeveloped reserves of 92,545 barrels due to an increase in the estimated economic life of reserves due to higher realized crude oil prices in the energy markets.

The Company’s proved reserves are set forth in the table below.

	Developed		Undeveloped		Total Reserves
	Oil (Bbls)	BOE (Bbls)	Oil (Bbls)	BOE (Bbls)	Oil (Bbls)	BOE (Bbls)
February 29, 2020	113,779	113,779	382,198	382,198	495,977	495,977
February 28, 2021	95,120	95,120	339,103	339,103	434,223	434,223
February 28, 2022	117,844	117,844	47,323	47,323	165,167	165,167

Exhibits

6.	We note your response to prior comment 6 indicating that you will obtain and file a revised reserves report to address the various concerns identified in our comment, once those concerns have been satisfied.

To facilitate our understanding of the changes that you propose, provide us with the draft revised reserves report as correspondence along with your response to this comment.

Response:

To facilitate the Staff’s understanding of the changes that we propose to make in a revised reserve report for February 28, 2022, we are providing the staff with the revised reserve report identified as EXHIBIT A with this response letter.

This revised reserve report will include the adjustments necessary to incorporate our responses to comments number five and six from the Staff’s original comment letter.

Form 10-Q for the Fiscal Quarter ended August 31, 2022

Note 4 - Crude Oil Properties, page 9

7.	We note your disclosure regarding crude oil properties acquired with Reabold California, LLC on May 25, 2022, stating “This property includes producing wells in both the Monterey and Contra Costa counties of California. This project includes four producing wells, five shut-in wells and the potential for two disposal wells.”

However, in a press release attached as an exhibit to the Form 8-K that you filed on October 27, 2021, you stated that “Reabold California owns a 50% working interest and operates 10 producing wells in the Sacramento Basin in Northern California with proved reserves of 613,000 barrels of oil equivalent. After the transaction is completed, Daybreak will have 1,085,000 barrels of proved oil equivalent with a value of approximately $17.0 million. Reabold California’s production is approximately 70 barrels of oil per day. Combined, the production would be approximately 100 barrels of oil per day.”

Please address the discrepancy in the number of producing wells referenced in these disclosures and any similar differences concerning the proved reserves and levels of production ascribed to the interests to be acquired in advance of the transaction relative to the interests actually acquired; and provide us with details of the associated oil and gas interests that will be reported as having been acquired pursuant to FASB ASC 932-235- 50-5, 50-35, and Item 1203 of Regulation S-K. If you acquired undeveloped proved reserves, also describe your development plans, including the expected costs and your schedule for development of those interests.

Also provide us with the “Company Reserve Report” covering the oil and gas interests of Reabold California, LLC, as referenced in Section 3.10 to the Equity Exchange Agreement that was attached to the current report referenced above, and explain any differences between its content and the information that you will report.

Response:

The Form 10-Q filing for the fiscal quarter ended August 31, 2022, containing Note 4 - Crude Oil Properties disclosure stated the number of producing wells was four and the number of shut-in wells was five. That disclosure was correct. The initial press release attached as an exhibit to the Form 8-K that was filed on October 27, 2021 mentioned 10 producing wells. There was a typographical omission in the press release in that the words “and shut-in” were accidently omitted from the description of the wells. The correct description should have been “10 producing and shut-in wells”. There were seven producing wells and three shut-in wells.

By the end of the fiscal quarter ended August 31, 2022, the number of shut-in wells had increased from three to five due to excessive water production. The other remaining well was in the regulatory approval process to be converted to a disposal well and was not considered to be a shut-in well. When we receive regulatory approval to complete the two proposed disposal wells, we should then be able to return to production a total of nine wells.

The proved reserves ascribed to the interests to be acquired in advance of the transaction relative to the interest actually acquired declined by approximately 52,807 BOE. Of this decline in proved reserves, approximately 31,882 BOE can be attributed to changes in estimates of proved reserves and 18,514 BOE in production between the two reserve report effective dates of April 1, 2021 and April 1, 2022. Another 2,411 BOE can be attributed to production between April 1, 2022, the date of the most recent reserve report and the acquisition date. The proved reserves associated with the original and additional shut-in wells as of the fiscal quarter ended August 31, 2022, 10-Q filing are still considered to be proved reserves since they will become available when we receive regulatory approval for the disposal wells and they are put on production.

The level of daily production ascribed to the interests to be acquired in advance of the transaction relative to the interest actually acquired was 70 barrels of oil per day in the press release for the Reabold 50% working interest and for the month of May 2022 (month actually acquired) the average daily production was 53 barrels of oil per day from the four producing wells for the 50% Reabold working interest.

The pro forma disclosure of the estimated associated oil and gas interest that will be reported as acquired pursuant to FASB ASC 932-235-50-5, 50-35, and Item 1203 of Regulation S-K are detailed in the tables below.

Proved Reserves (BOE)
Balance as of press release (October 2021)	612,992
Revisions	(31,882)
Discoveries and extensions	-
Production	(20,925)
Balance as acquisition (May 2022)	560,185

	Proved Reserves
Reserve Category	Crude Oil (Barrels)	Natural Gas (Mcf)	Total Crude Oil Equivalents (BOE)	Percent of Oil Equivalents (BOE)
Developed	236,885	45,720	244,505	43.6%
Undeveloped	315,680	—	315,680	56.4%
Total Proved	552,565	45,720	560,185	100.0%

In the acquisition, we did acquire two proved undeveloped locations. The most recent estimate on the cost to development these two locations is approximately $1.2 million in aggregate. The timing for development of both of these proved undeveloped locations is dependent upon receiving regulatory approval for our two proposed disposal wells. There would be one disposal well for each proved undeveloped location. We do not currently have the funding to pay for the cost of these two wells. At the current time we believe regulatory approval will allow for the development to occur in the 2024-2025 fiscal year.

We are including with this response letter copy of the Reabold California, LLC, reserve report dated July 13, 2021 identified as EXHIBIT B. The reserve report dated July 13, 2021 is a revised report from the June 9, 2021 reserve report that is referenced in Section 3.10 of the Equity Exchange Agreement. The June 9, 2021 date was not updated in the Equity Exchange Agreement to reflect the receipt of the revised reserve report dated of July 13, 2021. Since Reabold California, LLC was a privately held company, the reserve report dated July 13, 2021 does not include all of the disclosures required by Item 1202(a)(8)(viii) of Regulation S-K that a reserve report for a public company would be required to contain in a reserve report. When we file a reserve report for the year ended February 28, 2023 as an exhibit to our 10-K filing, we will ensure that the reserve report does contain all the disclosures required by Item 1202(a)(8)(viii) of Regulation S-K.

Note 5 - Acquisition, page 9

8.	We note your response to prior comment 8 indicating that you intend to file audited financial statements of Reabold California LLC, covering the two fiscal years ended February 28, 2022, and pro forma financial statements to illustrate the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X.

However, you explain that the audit has been delayed due to various obstacles including “a complete turnover of accounting personnel and accounting systems” and missing documentation; you state that you are “working to reconstruct the historical documents” where financial backup detail is not available.

You were required to file the historical and pro forma financial statements in an amendment to your Form 8-K by August 10, 2022, nearly eight months ago. The absence of the required historical and pro forma financial statements, including an illustration of the effects of the transaction on your proved reserves and standardized measure, represent a material deficiency that you should address without further delay.

Please describe the nature of your efforts to reconstruct the historical documents, the extent of any progress in this regard, and how you expect to proceed without the underlying documentation, to the extent your efforts are not successful. Tell us the date that you expect to comply with your reporting obligations under Rule 13a-11 of Regulation 13A, including the financial reporting requirements referenced above.

Response:

In our efforts to reconstruct historical documents for the completion of the two- year audit for the calendar years ended December 31, 2020 and 2021, the main hurdles we have had to overcome has been the inability to verify the December 31, 2019 ending balances (representing the audit starting balances) and some first half of 2020 transaction details.

The contracted accounting Controller prior to July 2020, was released by Reabold California LLC in June of 2020. The accounting records including the general ledger, subsidiary ledgers and payables along with electronic copies of invoices that were being kept in a “cloud” environment and are no longer available to us.

Our efforts to reconstruct historical documents and transactions have included contacting some vendors who supplied materials and services during that time period and requesting copies of invoices from their files. While some vendors have been able to assist us in this search, others have not. Generally speaking, most vendors could supply us with transaction amounts, but not transaction invoice details as to specific products or materials supplied or used at that time.

We are continuing to work with our auditors on validating missing information or in trying to find alternative methods to verify and validate the December 31, 2019 balances and first half of 2020 transaction details.

Upon completion of the audit, we intend to file the historical and pro forma financial statements in an amendment to our 8-K filing. The anticipated filing date is no later than May 26, 2023.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Annual Form 10-K and Quarterly 10-Q filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently working on both completing the required two-year audit of the acquired company and with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2023, which we expect to timely file on or before May 30, 2023. We will ensure that the above comments are incorporated as appropriate into that filing.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer

Exhibit A

Comments 1 and 6 Response

PGH
ENGINEERS · CONSULTANTS

Daybreak Oil and Gas, Inc.

Estimates of
Proved Reserves and Revenues
As of February 28, 2022

Table of Contents

Discussion

Price and Expense Assumptions

Reserve Definitions

Summaries by Reserve Classification

Grand Total
Total Proved
Proved Producing
Proved Undeveloped

One-Line Summaries

Economic Information – Reserve, Revenues, Expenses, Income

Sorted by Reserve Class & Category, Well Name, Drilling Schedule

Ranked by Discounted Value

Detailed Projections & Production Plots

Proved Producing
Proved Undeveloped

April 20, 2023

Mr. James F. Westmoreland
President and CEO
Daybreak Oil and Gas, Inc.
1101 N. Argonne Road
Suite A-211
Spokane Valley, WA 99212

Ref: Daybreak Oil and Gas, Inc.
Proved ("1P") Reserve Report – SEC Case (Revised)
As of February 28, 2022

Dear Mr. Westmoreland

In accordance with your request, PGH Petroleum & Environmental Engineers, LLC ("PGH", "we", "our") has performed an engineering evaluation to estimate proved crude oil reserves and projected the associated future revenues for certain properties owned by Daybreak Oil and Gas, Inc. ("Daybreak") interests in select crude oil properties located in Kern County, California as of February 28, 2022. This evaluation was prepared for public disclosure by Daybreak in filings made with the United States Securities and Exchange Commission ("SEC") in accordance with the disclosure requirements set forth in the SEC regulations and is an annual update of evaluated properties. The assumptions, data and procedures used in the preparation of this report are appropriate for this purpose. This report was completed on April 20, 2023 and is effective as of February 28, 2022.

As presented in this report, we estimate the net reserves and future net revenue to Daybreak's interests as follows:

Daybreak Oil and Gas, Inc.
Total Proved Reserves

As of February 28, 2022

	Net Oil, MBbl	Net Gas, MMcf	Future Net Revenue, M$	Present Worth 10%, M$
Proved Producing	117.844	-	3,388.716	1,895.195
Proved Undeveloped	47.323	-	1,389.263	598.448
Grand Total	**165.167**	**-**	**4,777.979**	**2,493.643**

Note: Columns may not add due to rounding.

PGH has used all methods and procedures as it considered necessary under the circumstances to prepare the report. Projections of the reserves and future net revenue were estimated in accordance with our understanding of the definitions and disclosure guidelines of the SEC contained in Title 17, Code of Federal

Petroleum, Environmental & Regulatory

PO Box 91629 Austin, TX 78709-1629 512.480.8800 www.pghengineers.com

Regulations, Modernization of Oil and Gas Reporting, Final Rule amended October 4, 2018 in the Federal Register (SEC regulations). A copy of the applicable SEC oil and gas reserve definitions for "Proved" reserves are attached hereto. Additionally, this report has also been prepared in accordance with the Society of Petroleum Engineers ("SPE") - Petroleum Resources Management System ("SPE-PRMS"). Risk factors have not been applied to these estimates. This report also conforms to our understanding of the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information* promulgated by SPE and the *Guidelines for Application of Definitions for Oil and Gas Reserves* prepared by the Society of Petroleum Evaluation Engineers ("SPEE").

California Prospects (Kern County):

Ball Prospect

The Ball prospect is the northern most pool and contains two producing wells in the Vedder formation. In addition to these wells, there is one more location categorized as proved undeveloped. The pool area encompasses approximately 40 Acres and the cumulative production from the producing wells is 40,986 barrels of oil.

Bear Prospect

Nine wells have been completed in the Bear pool and one well the Bear No. 10 was an unsuccessful completion. All of these wells are producing from the Vedder formation. In addition to these wells, there are two more locations categorized as proved undeveloped. The pool area conservatively encompasses approximately 62.5 Acres. The cumulative production for the producing wells is 248,831 barrels of oil.

Black Prospect

The Black pool is located to the South of the Bear pool and contains two producing wells in the Vedder formation. The pool area encompasses approximately 13.4 Acres. The cumulative production for the producing wells is 51,404 barrels of oil.

Dyer Creek Prospect

The Dyer Creek structure lies between the Bear and the Ball pools and is open to the South. The Dyer Creek Pool has approximately 23 acres and the cumulative production for the one producing well is 18,665 barrels of oil.

Sunday Prospect

The Sunday pool area encompasses approximately 34.6 acres and contains six producing wells. The cumulative production for the producing wells out of the Vedder formation is 210,762 barrels of oil.

Reserves

The crude oil reserves shown are expressed in barrels where one barrel equals 42 US gallons. The California properties evaluated by PGH in this report represent 100 percent of Daybreak's total net proved reserves as of February 28, 2022. The California properties represent 100 percent of the total proved developed net liquid hydrocarbon reserves and 100 percent of the total proved undeveloped net liquid hydrocarbon reserves of Daybreak as of February 28, 2022.

Future reserves in this report are based on volumetric calculations (oil in place) and conventional decline curve analysis. The volumetric calculations were based off of well log analysis (reservoir thickness, porosity and water saturation).

2

The reserves projections in this evaluation are based on the use of available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease the reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected.

Values for reserves are expressed in terms of future net revenue and present worth of future net revenue. Future net revenue is defined as revenue that will accrue to the appraised interests from the production and sale of the estimated net reserves after deducting production taxes, ad valorem taxes, direct lease operating expenses and capital costs. No estimate of Federal Income Tax has been made in this report. Present worth is defined as the future net revenue discounted at the rate shown per year, compounded monthly.

As of February 28, 2022, the net remaining 1P reserves were estimated to be 165,167 barrels of oil. This volume represents 100 percent of the total proved reserves of Daybreak. The net present value, discounted at 10%, of the total proved reserves was $2,493,643.

Price Assumptions

The reserve estimates use oil prices based on the Cushing, OK West Texas Intermediate ("WTI") Spot Price, for the twelve month period (unweighted arithmetic average of the first day of the month) prior to the ending date of the report (March 2021 – February 2022) resulting in a base price of $71.69 per barrel.

A differential of (-$2.89) has been applied to reflect actual commodity sale prices from March 2021 through February 2022 resulting in an average realized price of $68.80 per barrel for the California properties.

It should be emphasized that with current economic uncertainties, fluctuations in market conditions could significantly change the economics of the properties included in this report.

Expenses & Capital Costs

Lease operating expenses are used to establish the economic limit of each property in this report and were not escalated. Lease operating expenses as well as state and local tax rates were provided by Daybreak. Future proved undeveloped wells were assigned expenses based on actual lease operating costs for each of the prospect areas.

Capital costs for each well to be drilled and completed in the future were based on a summary provided by Daybreak. This report assumes that a typical well will cost approximately $385,000 on a gross basis for the remaining proved locations. The drilling schedule for this report was based on a proposed drilling schedule provided by Daybreak.

In addition to these capital costs, Daybreak provided plugging and abandonment costs that were utilized for both the proved producing and proved undeveloped properties subject to this report.

Report Qualifications

All reserve estimates herein have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluations, there are uncertainties inherent in the interpretation of engineering and geologic data and all conclusions and projections contained herein represent the informed, professional judgment of the undersigned. The reserves may or may not be recovered, and the revenues there from and the cost related thereto could be more or less than the estimated amounts. Estimates of reserves may increase or decrease as a result of future operations, governmental policies, product supply and demand, and also are subject to revision as additional operating history becomes available and as economic conditions change.

3

The evaluation of potential environmental liability costs from the operation and abandonment of the properties evaluated was beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The operations of Daybreak may be subject to various levels of government controls and regulations. These controls and regulations may include matters relating to land tenure, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income taxes all of which may be subject to change from time to time. Such changes in government regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

Data Sources

Daybreak provided basic well information, production data, capital expenses, operating costs, initial test rates and ownership interests which we have accepted as correct. This data has not been independently verified. Historical production data was also obtained from public sources such as state regulatory agencies and IHS Energy production data base. Basic geologic and field performance data together with our engineering work sheets along with digital, hard copy and other pertinent data relating to the properties evaluated will be retained in our files and will be available for review upon request. We have not inspected or performed well tests on the individual properties in this report.

Independent Evaluation

We do not own an interest in the subject properties. The employment to make this study and the compensation is not contingent on our estimates of reserves and future income for the subject properties. We appreciate the opportunity to prepare this report. If you have any questions regarding this report, please contact the undersigned.

Sincerely,

Frank J. Muser, P.E.
PGH Petroleum & Environmental Engineers, L.L.C.
Texas Engineering License No. 93590
Texas Firm Registration No. F-9137

STATE OF TEXAS
FRANK J. MUSER
93590
LICENSED
PROFESSIONAL ENGINEER

PGH PETROLEUM &
ENVIRONMENTAL
ENGINEERS, LLC
F-9137

4

Pricing & Expense Assumptions

Oil

The reserve estimates use oil prices based on the Cushing, OK West Texas Intermediate ("WTI") Spot Price, for the twelve month period (unweighted arithmetic average of the first day of the month) prior to the ending date of the report (March 2021 – February 2022) resulting in a base price of $71.69 per barrel.

A differential of (-$2.50) has been applied to reflect actual commodity sale prices from March 2021 through February 2022 resulting in an average realized price of $68.80 per barrel for the California properties.

Lease Operating Expense

Lease operating expenses for all of the individual producing wells were provided by Daybreak. This report assumes that the costs will stay flat and have not been escalated. Operating expenses for undeveloped wells have been assigned lease operating costs based on the producing wells.

Capital Expense

Capital Expense where applicable was provided by Daybreak. This report assumes that a typical well will cost approximately $385,000.

§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

This section prescribes financial accounting and reporting standards for registrants with the Commission engaged in oil and gas producing activities in filings under the Federal securities laws and for the preparation of accounts by persons engaged, in whole or in part, in the production of crude oil or natural gas in the United States, pursuant to section 503 of the Energy Policy and Conservation Act of 1975 (42 U.S.C. 6383) (*EPCA*) and section 11(c) of the Energy Supply and Environmental Coordination Act of 1974 (15 U.S.C. 796) (*ESECA*), as amended by section 505 of EPCA. The application of this section to those oil and gas producing operations of companies regulated for ratemaking purposes on an individual-company-cost-of-service basis may, however, give appropriate recognition to differences arising because of the effect of the ratemaking process.

Exemption. Any person exempted by the Department of Energy from any record-keeping or reporting requirements pursuant to section 11(c) of ESECA, as amended, is similarly exempted from the related provisions of this section in the preparation of accounts pursuant to EPCA. This exemption does not affect the applicability of this section to filings pursuant to the Federal securities laws.

Definitions

(a) ***Definitions.*** The following definitions apply to the terms listed below as they are used in this section:

(1) ***Acquisition of properties.*** Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) ***Analogous reservoir.*** Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an "analogous reservoir" refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition;

(iii) Similar geological structure; and

(iv) Same drive mechanism.

Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) ***Bitumen.*** Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) ***Condensate.*** Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) ***Deterministic estimate.*** The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) ***Developed oil and gas reserves.*** Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7) ***Development costs.*** Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i) For each cost center for each year that a statement of comprehensive income is required, disclose the total amount of amortization expense (per equivalent physical unit of production if amortization is computed on the basis of physical units or per dollar of gross revenue from production if amortization is computed on the basis of gross revenue).

(ii) Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv) Provide improved recovery systems.

(8) ***Development project.*** A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) ***Development well.*** A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) ***Economically producible.*** The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) ***Estimated ultimate recovery (EUR).*** Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) ***Exploration costs.*** Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or *G&G* costs.

(ii) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii) Dry hole contributions and bottom hole contributions.

(iv) Costs of drilling and equipping exploratory wells.

(v) Costs of drilling exploratory-type stratigraphic test wells.

(13) ***Exploratory well.*** An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) ***Extension well.*** An extension well is a well drilled to extend the limits of a known reservoir.

(15) ***Field.*** An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms *structural feature* and *stratigraphic condition* are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) ***Oil and gas producing activities.***

(i) Oil and gas producing activities include:

(A) The search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations;

(B) The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C) The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(*1*) Lifting the oil and gas to the surface; and

(*2*) Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D) Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a "terminal point", which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a. The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b. In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term *saleable hydrocarbons* means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii) Oil and gas producing activities do not include:

(A) Transporting, refining, or marketing oil and gas;

(B) Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C) Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D) Production of geothermal steam.

(17) ***Possible reserves.*** Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) ***Probable reserves.*** Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) ***Probabilistic estimate.*** The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) ***Production costs.***

(i) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A) Costs of labor to operate the wells and related equipment and facilities.

(B) Repairs and maintenance.

(C) Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D) Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E) Severance taxes.

(ii) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) ***Proved area.*** The part of a property to which proved reserves have been specifically attributed.

(22) ***Proved oil and gas reserves.*** Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations - prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) ***Proved properties.*** Properties with proved reserves.

(24) ***Reasonable certainty.*** If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) ***Reliable technology.*** Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) ***Reserves.*** Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26):

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (*i.e.*, absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (*i.e.*, potentially recoverable resources from undiscovered accumulations).

(27) ***Reservoir.*** A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) ***Resources.*** Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) ***Service well.*** A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) ***Stratigraphic test well.*** A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as "exploratory type" if not drilled in a known area or "development type" if drilled in a known area.

(31) ***Undeveloped oil and gas reserves.*** Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) ***Unproved properties.*** Properties with no proved reserves.

Successful Efforts Method

(b) A reporting entity that follows the successful efforts method shall comply with the accounting and financial reporting disclosure requirements of FASB ASC Topic 932, *Extractive Activities - Oil and Gas.*

Full Cost Method

(c) ***Application of the full cost method of accounting.*** A reporting entity that follows the full cost method shall apply that method to all of its operations and to the operations of its subsidiaries, as follows:

(1) ***Determination of cost centers.*** Cost centers shall be established on a country-by-country basis.

(2) ***Costs to be capitalized.*** All costs associated with property acquisition, exploration, and development activities (as defined in paragraph (a) of this section) shall be capitalized within the appropriate cost center. Any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken by the reporting entity for its own account, and shall not include any costs related to production, general corporate overhead, or similar activities.

(3) ***Amortization of capitalized costs.*** Capitalized costs within a cost center shall be amortized on the unit-of-production basis using proved oil and gas reserves, as follows:

(i) Costs to be amortized shall include

(A) all capitalized costs, less accumulated amortization, other than the cost of properties described in paragraph (ii) below;

(B) the estimated future expenditures (based on current costs) to be incurred in developing proved reserves; and

(C) estimated dismantlement and abandonment costs, net of estimated salvage values.

(ii) The cost of investments in unproved properties and major development projects may be excluded from capitalized costs to be amortized, subject to the following:

(A) All costs directly associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties, subject to the following conditions:

(*1*) Until such a determination is made, the properties shall be assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized.

(*2*) The costs of drilling exploratory dry holes shall be included in the amortization base immediately upon determination that the well is dry.

(*3*) If geological and geophysical costs cannot be directly associated with specific unevaluated properties, they shall be included in the amortization base as incurred. Upon complete evaluation of a property, the total remaining excluded cost (net of any impairment) shall be included in the full cost amortization base.

(B) Certain costs may be excluded from amortization when incurred in connection with major development projects expected to entail significant costs to ascertain the quantities of proved reserves attributable to the properties under development (e.g., the installation of an offshore drilling platform from which development wells are to be drilled, the installation of improved recovery programs, and similar major projects undertaken in the expectation of significant additions to proved reserves). The amounts which may be excluded are applicable portions of

(*1*) the costs that relate to the major development project and have not previously been included in the amortization base, and

(*2*) the estimated future expenditures associated with the development project. The excluded portion of any common costs associated with the development project should be based, as is most appropriate in the circumstances, on a comparison of either

(*i*) existing proved reserves to total proved reserves expected to be established upon completion of the project, or

(*ii*) the number of wells to which proved reserves have been assigned and total number of wells expected to be drilled. Such costs may be excluded from costs to be amortized until the earlier determination of whether additional reserves are proved or impairment occurs.

(C) Excluded costs and the proved reserves related to such costs shall be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the project is evaluated and proved reserves established or impairment determined. Once proved reserves are established, there is no further justification for continued exclusion from the full cost amortization base even if other factors prevent immediate production or marketing.

(iii) Amortization shall be computed on the basis of physical units, with oil and gas converted to a common unit of measure on the basis of their approximate relative energy content, unless economic circumstances (related to the effects of regulated prices) indicate that use of units of revenue is a more appropriate basis of computing amortization. In the latter case, amortization shall be computed on the basis of current gross revenues (excluding royalty payments and net profits disbursements) from production in relation to future gross revenues, based on current prices (including consideration of changes in existing prices provided only by contractual arrangements), from estimated production of proved oil and gas reserves. The effect of a significant price increase during the year on estimated future gross revenues shall be reflected in the amortization provision only for the period after the price increase occurs.

(iv) In some cases it may be more appropriate to depreciate natural gas cycling and processing plants by a method other than the unit-of-production method.

(v) Amortization computations shall be made on a consolidated basis, including investees accounted for on a proportionate consolidation basis. Investees accounted for on the equity method shall be treated separately.

(4) ***Limitation on capitalized costs.***

(i) For each cost center, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the cost center ceiling) equal to the sum of:

(A) The present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus

(B) the cost of properties not being amortized pursuant to paragraph (i)(3)(ii) of this section; plus

(C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less

(D) income tax effects related to differences between the book and tax basis of the properties referred to in paragraphs (i)(4)(i) (B) and (C) of this section.

(ii) If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

(5) ***Production costs.*** All costs relating to production activities, including workover costs incurred solely to maintain or increase levels of production from an existing completion interval, shall be charged to expense as incurred.

(6) ***Other transactions.*** The provisions of paragraph (h) of this section, "Mineral property conveyances and related transactions if the successful efforts method of accounting is followed," shall apply also to those reporting entities following the full cost method except as follows:

(i) ***Sales and abandonments of oil and gas properties.*** Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties. Abandonments of oil and gas properties shall be accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties shall be charged to the full cost center and amortized (subject to the limitation on capitalized costs in paragraph (b) of this section).

(ii) ***Purchases of reserves.*** Purchases of oil and gas reserves in place ordinarily shall be accounted for as additional capitalized costs within the applicable cost center; however, significant purchases of production payments or properties with lives substantially shorter than the composite productive life of the cost center shall be accounted for separately.

(iii) ***Partnerships, joint ventures and drilling arrangements.***

(A) Except as provided in paragraph (i)(6)(i) of this section, all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account, except to the extent of amounts that represent reimbursement of organization, offering, general and administrative expenses, etc., that are identifiable with the transaction, if such amounts are currently incurred and charged to expense.

(B) Where a registrant organizes and manages a limited partnership involved only in the purchase of proved developed properties and subsequent distribution of income from such properties, management fee income may be recognized provided the properties involved do not require aggregate development expenditures in connection with production of existing proved reserves in excess of 10% of the partnership's recorded cost of such properties. Any income not recognized as a result of this limitation would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(iv) ***Other services.*** No income shall be recognized in connection with contractual services performed (e.g. drilling, well service, or equipment supply services, etc.) in connection with properties in which the registrant or an affiliate (as defined in § 210.1-02(b)) holds an ownership or other economic interest, except as follows:

(A) Where the registrant acquires an interest in the properties in connection with the service contract, income may be recognized to the extent the cash consideration received exceeds the related contract costs plus the registrant's share of costs incurred and estimated to be incurred in connection with the properties. Ownership interests acquired within one year of the date of such a contract are considered to be acquired in connection with the service for purposes of applying this rule. The amount of any guarantees or similar arrangements undertaken as part of this contract should be considered as part of the costs related to the properties for purposes of applying this rule.

(B) Where the registrant acquired an interest in the properties at least one year before the date of the service contract through transactions unrelated to the service contract, and that interest is unaffected by the service contract, income from such contract may be recognized subject to the general provisions for elimination of inter-company profit under generally accepted accounting principles.

(C) Notwithstanding the provisions of paragraphs (i)(6)(iv) (A) and (B) of this section, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. Furthermore, no income may be recognized for contractual services to the extent that the consideration received for such services represents an interest in the underlying property.

(D) Any income not recognized as a result of these rules would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(7) ***Disclosures.*** Reporting entities that follow the full cost method of accounting shall disclose all of the information required by paragraph (k) of this section, with each cost center considered as a separate geographic area, except that reasonable groupings may be made of cost centers that are not significant in the aggregate. In addition:

(i) For each cost center for each year that an income statement is required, disclose the total amount of amortization expense (per equivalent physical unit of production if amortization is computed on the basis of physical units or per dollar of gross revenue from production if amortization is computed on the basis of gross revenue).

(ii) State separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded, in accordance with paragraph (i)(3) of this section, from the capitalized costs being amortized. Provide a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation. Present a table that shows, by category of cost,

(A) the total costs excluded as of the most recent fiscal year; and

(B) the amounts of such excluded costs, incurred

(*1*) in each of the three most recent fiscal years and

(*2*) in the aggregate for any earlier fiscal years in which the costs were incurred. Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

(8) For purposes of this paragraph (c), the term "current price" shall mean the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Income Taxes

(d) ***Income taxes.*** Comprehensive interperiod income tax allocation by a method which complies with generally accepted accounting principles shall be followed for intangible drilling and development costs and other costs incurred that enter into the determination of taxable income and pretax accounting income in different periods.

[43 FR 60405, Dec. 27, 1978, as amended at 43 FR 60417, Dec. 27, 1978; 44 FR 57036, 57038, Oct. 9, 1979; 45 FR 27749, Apr. 24, 1980. Redesignated and amended at 45 FR 63669, Sept. 25, 1980; 47 FR 57913, Dec. 29, 1982; 48 FR 44200, Sept. 28, 1983; 49 FR 18473, May 1, 1984; 57 FR 45293, Oct. 1, 1992; 61 FR 30401, June 14, 1996; 74 FR 2190, Jan. 14, 2009; 76 FR 50119, Aug. 12, 2011; 83 FR 50201, Oct. 4, 2018]

Exhibit B

Comment 13 Response

PRC PETROtech
Resources Company

Professional Technical Services
for the Petroleum Industry

July 13, 2021

Mr. Dero Parker
Reabold California, LLC
PO Box 520
Lincoln, CA 95648

Dear Mr. Parker,

Per your request we have estimated the proved reserves and future revenue, as of April 1, 2021 to Reabold California, LLC's (Reabold) interest in certain oil and gas properties located in Kern and Monterey Counties, California. This report has been prepared using price and cost parameters specified by Reabold. The estimates in this report have been prepared in accordance with the definitions and guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE).

The oil and natural gas reserves and future net revenue of Reabold's interest in the subject properties are summarized as follows:

Reabold California, LLC As of April 1, 2021						
	Developed					
	Producing	Non-Producing	Undeveloped	**Total Proved**	**Probable**	**Total**
Net Remaining Reserves						
Oil (bbls)	285,360	0	321,500	**606,860**	**N/A**	**606,860**
Gas (Mcf)	36,790	0	0	**36,790**	**N/A**	**36,790**
Future Net Income ($)	10,026,950	0	14,934,880	**24,961,830**	**N/A**	**24,961,830**
Discounted @ 10%	6,191,980	0	6,752,980	**12,944,960**	**N/A**	**12,944,960**

Gross revenue shown in this report is Reabold's share of 50.0% Working Interest (40.0% Net Revenue Interest) from the properties prior to any deductions. Future net revenue is after deductions for production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of State or Federal income taxes. Future net revenue is discounted to present worth at a rate of 10% percent. The resulting estimated discounted future net cash flow may or may not be indicative of fair market value.

This report has been prepared using product prices as specified by Reabold and are based on April 1, 2021 as referenced by NYMEX Brent as published by CME Group and are adjusted for quality, transportation fees, market differentials, and other local conditions.

Over Thirty-Five Years of Excellence 1984 - 2021
4520 California Ave., Suite 310 • Bakersfield, CA 93309 • Tel 661.635.0465 Fax 661.635.0468
www.PetrotechResources.com

Operating costs used in this report are based on information provided by Reabold and include all costs required to maintain production including field level overhead. Operating costs are not escalated for inflation.

Capital costs used in this report were provided by Reabold and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, facilities, maintenance, and all related equipment. Capital costs are not escalated for inflation and do not include any salvage value upon future abandonment.

The primary author of this report has made several physical inspections of the subject areas over the past few decades but has not performed any in-depth field inspection of the subject properties specifically.

All reserve estimates are functions of engineering data, judgement, and interpretation and should be accepted with the understanding that events subsequent to the effective date could necessitate revisions. The estimates of reserves in this report were based upon a detailed study of the subject property, sound engineering practices, and sound petroleum engineering principles based on a technical analysis of the available data. Additional information available after the effective date of this resource evaluation may justify revisions. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. The reserves estimates in this report are based in part that the properties will be developed consistent with current development plans as provided by Reabold.

The estimates shown in this report are for proved reserves. The estimates of reserves and future revenue included herein have not been adjusted for risk. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be commercially recoverable. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.

This report utilized, but was not limited to, the following data:

- Well logs
- Geologic maps and cross-sections
- Seismic data
- Production data
- Historical cost information
- Property ownership interests

The reserves in this report have been estimated using deterministic methods in accordance with generally accepted petroleum engineering and evaluation principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and also in accordance with the 2007 Petroleum Resources Management System definitions and guidelines.

Over Thirty-Five Years of Excellence 1984 - 2021
4520 California Ave., Suite 310 • Bakersfield, CA 93309 • Tel 661.635.0465 Fax 661.635.0468
www.PetrotechResources.com

Information used in the report was obtained from Reabold, various state and county agency public records, and Petrotech's own database of California oil and gas properties. Neither PETROtech Resources Company, Inc. nor any of its staff have any personal, corporate, or fiduciary interests in the subject properties or Reabold. Neither the employment to make this study nor the compensation is contingent on Petrotech's estimates of reserves or future revenues associated with the subject interests.

This report was prepared for the exclusive use and sole benefit of Reabold California, LLC. All data used in or generated for this report are available for inspection and review only by parties authorized in our office or authorized by Reabold California, LLC.

Sincerely,

July 13, 2021

Bradford A. DeWitt, P.E.

REGISTERED PROFESSIONAL ENGINEER
BRADFORD A. DEWITT
No 1804
Exp. 6-30-23
PETROLEUM
STATE OF CALIFORNIA

Over Thirty-Five Years of Excellence 1984 - 2021

4520 California Ave., Suite 310 • Bakersfield, CA 93309 • Tel 661.635.0465 Fax 661.635.0468
www.PetrotechResources.com